SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


               Telecom Corporation of New Zealand
             ______________________________________
                        (Name Of Issuer)


          Ordinary Shares, par value NZ $1.00 per share
             ______________________________________
                 (Title Of Class Of Securities)


             _______________________________________
                         (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ________           13G            Page 2  of 8  pages

1  NAME OF REPORTING PERSON
   SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Bell Atlantic Corporation
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (A)
              (B) /X/
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
             5    SOLE VOTING POWER
 NUMBER OF
   SHARES               0
             6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              437,080,670
             7    SOLE DISPOSITIVE POWER
    EACH
 REPORTING              0

             8    SHARED DISPOSITIVE POWER
   PERSON
    WITH                874,161,350







9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        874,161,350
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        49.9%
12 TYPE OF REPORTING PERSON*

                        HC

CUSIP No. ________           13G           Page  3  of  8  pages

1  NAME OF REPORTING PERSON
   SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Bell Atlantic Holdings Limited
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (A)
              (B) /X/
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

              Bermuda
             5    SOLE VOTING POWER
 NUMBER OF
   SHARES               0
             6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              437,080,670
             7    SOLE DISPOSITIVE POWER
    EACH
 REPORTING              0

             8    SHARED DISPOSITIVE POWER
   PERSON
    WITH                874,161,350







9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        874,161,350
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        49.9%
12 TYPE OF REPORTING PERSON*

                        HC

Item 1.

     (a)  Name of Issuer

          Telecom Corporation of New Zealand Limited ("TCNZ")

     (b)  Address of Issuer's Principal Executive Offices

          Telecom Networks House
          68 Jervois Quay
          Wellington, New Zealand

Item 2.

     (a)  Name of Persons Filing

          Bell Atlantic Corporation ("Bell Atlantic")
          Bell Atlantic Holdings Limited ("Holdings")

     (b)  Address of Principal Business Office or, if none, Residence

          Bell Atlantic
          1095 Avenue of the Americas
          New York, New York 10036

          Holdings
          Cedar House
          41 Cedar Avenue
          Hamilton HM 12, Bermuda

     (c)  Citizenship

          Bell Atlantic is incorporated under the laws of the State of Delaware. Holdings is incorporated under the laws of Bermuda.

     (d)  Title of Class of Securities

          Ordinary Shares, $ NZ 1.00 per share

     (e)  CUSIP Number

          Not Applicable.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)       Broker or Dealer registered under Section 15 of the Act

(b)       Bank as defined in Section 3(a)(6) of the Act

(c)       Insurance Company as defined in Section 3(a)(19) of the Act

(d)       Investment Company registered under Section 8 of the
          Investment Company Act

(e)       Investment Adviser registered under Section 203 of the
          Investment Advisers Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund; see Section
          240.13d-1(b)(1)(ii)(F)

(g)       Parent Holding Company, in accordance with Section
          240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)       Group, in accordance with Section
          240.13d.1(b)(1)(ii)(H)



     Not Applicable.

Item 4.  Ownership

     (a)  Amount Beneficially Owned:   874,161,350

     (b)  Percent of Class:  49.9

     (c)  Number of shares as to which such person has:

        (i)  sole power to vote or to direct the vote:  0
       (ii)  shared power to vote or to direct the vote:  437,080,670
      (iii)  sole power to dispose or to direct the disposition of:  0
       (iv) shared power to dispose or to direct the disposition of: 874,161,350

          Holdings is an indirect wholly owned subsidiary of Bell Atlantic and is the direct beneficial owner of 437,080,670 Ordinary Shares of TCNZ. By virtue of their relationship, both Bell Atlantic and Holdings may be deemed to have shared power to vote and dispose of or to direct the vote and disposition of these shares.

          Bell Atlantic and Ameritech Corporation ("Ameritech") are parties to certain agreements and have certain understandings with respect to the acquisition, holding and disposition of 437,080,670 Ordinary Shares of TCNZ that are directly and beneficially owned by Ameritech Holdings
     Limited ("Ameritech Holdings"), an indirect wholly owned subsidiary of Ameritech. By virtue of these agreements and understandings, Bell Atlantic and Holdings may be deemed to have shared power to dispose of or to direct the disposition of and to have beneficial ownership of the shares owned by Ameritech Holdings. Bell Atlantic and Holdings disclaim beneficial ownership of the shares owned by Ameritech Holdings.

          In December 1997, Ameritech announced that it intends to sell all of the 437,080,670 Ordinary Shares of TCNZ owned by Ameritech Holdings in a global public offering in the first half of 1998, and Bell Atlantic announced that it intends to issue medium-term notes exchangeable for Ordinary Shares of TCNZ. Consummation of either or both of these transactions could terminate or modify the agreements and understandings between Ameritech and Bell Atlantic.

Item 5.  Ownership of Five Percent or Less of a Class:

     Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person


     Not Applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported On by the Parent
Holding Company:

     See Item 4.

Item 8.  Identification and Classification of Members of the Group:

     See Item 4.

Item 9.  Notice of Dissolution of Group:

     Not Applicable.

Item 10.  Certification:

     Not Applicable.

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                    February  13, 1998


                               BELL ATLANTIC CORPORATION



                                    /s/ Ellen C. Wolf
                                    Signature


                               Ellen C. Wolf,  Vice President-Treasurer
                                    Name/Title


                               BELL ATLANTIC HOLDINGS LIMITED


                                    /s/ Dermott O. Murphy
                                    Signature


                                    Dermott O. Murphy, President
                                    Name/Title

                                                        EXHIBIT A



                 AGREEMENT AS TO JOINT FILING OF
                          SCHEDULE 13G


     The undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13G.





                                    February   13, 1998


                               BELL ATLANTIC CORPORATION


                                    /s/ Ellen C. Wolf
                                    Signature


                               Ellen C. Wolf,  Vice President -Treasurer
                                    Name/Title


                               BELL ATLANTIC HOLDINGS LIMITED


                                    /s/ Dermott O. Murphy
                                    Signature


                                    Dermott O. Murphy, President
                                    Name/Title